FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For the month of July

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





26 July, 2004

                         Waterford Wedgwood plc


Shareholders of Waterford Wedgwood plc, at an extraordinary general meeting held in The Shelbourne Hotel, Dublin, today, approved the sale of its wholly owned subsidiary, All-Clad, the US-based premium cookware company, to Groupe SEB, as previously announced, for approximately $250 million (EUR206 million).


ends

Enquiries:

Powerscourt (UK and International)               Telephone:  +44 (0)20 7236 5615
Rory Godson                                                  +44 (0)7909 926 020

College Hill (Analysts)                          Telephone:  +44 (0)20 7457 2020
James Henderson
Kate Pope

Dennehy Associates (Ireland)                     Telephone:   +353 (0)1 676 4733
Michael Dennehy                                              +353 (0)87 255 6923






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date:26 July 2004